UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of  January 2013

Commission File Number  000-30858

120 Columbia Street, Vancouver, BC  V6A 3Z8
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.     Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Note:	Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note:
Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

ALTERRUS SYSTEMS INC.
(FORMERLY VALCENT PRODUCTS INC.)
120 Columbia Street
Vancouver, British Columbia
V6A 3Z8

NOTICE OF ANNUAL AND SPECIAL MEETING
OF SHAREHOLDERS
TO BE HELD ON FEBRUARY 20, 2013

AND

INFORMATION CIRCULAR

January 15, 2013

This document requires immediate attention.  If you are in doubt as to how to deal with the documents or matters referred to in this Information Circular, you should immediately contact your advisor.

ALTERRUS SYSTEMS INC.
(formerly VALCENT PRODUCTS INC.)
120 Columbia Street
Vancouver, British Columbia
V6A 3Z8

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TO THE SHAREHOLDERS:

NOTICE IS HEREBY GIVEN that the annual and special meeting (the “Meeting”) of Alterrus Systems Inc. (the “Company”) will be held at the offices of Company, located at 120 Columbia Street, Vancouver, British Columbia, on Wednesday, February 20, 2013, at the hour of 10:00 a.m. (Vancouver time) for the following purposes:

1.	to receive the audited financial statements of the Company for the financial year ended March 31st, 2012, together with the auditors’ report on those financial statements;

2.	to set the number of directors of the Company for the ensuing year at four (4);

3.
to elect Stephen K. Fane, Christopher Ng, Ray Torresan and Naveen Aggarwal as directors of the Company to hold office until the next annual meeting of the Company or as otherwise provided in the accompanying Information Circular;

4.
to appoint BDO Canada LLP as auditors for the Company for the financial year ending March 31, 2013 and to authorize the directors of the Company to fix the remuneration to be paid to the auditors for the financial year ending March 31, 2013;

5.
to consider and, if thought fit, to approve a special resolution approving the consolidation of the issued and outstanding common shares of the Company on a one (1) for five (5) basis, as more particularly described in the accompanying management information circular of the Company (the “Circular”);

6.
to consider and, if thought fit, to approve a special resolution approving the reduction in the stated capital account maintained in respect of the common shares of the Company by up to $45,505,858, with the actual amount to be determined at the sole discretion of the board of directors of the Company, as more particularly described in the accompanying Circular;

7.
to consider and, if thought fit, to approve a special resolution approving an amendment to the Company’s Articles to state that the directors of the Company shall consider the interest of all stakeholders of the Company, as more particularly described in the accompanying Circular; and

8.	to transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is supplemental to, and expressly made a part of, this Notice of Meeting.

The Company’s Board of Directors has fixed the close of business on January 15, 2013 as the record date (the “Record Date”) for the determination of shareholders entitled to notice of and to vote at the Meeting and at any adjournment or postponement thereof. Each registered shareholder at the close of business on that date is entitled to such notice and to vote at the Meeting in the circumstances set out in the accompanying Information Circular.

If you are a registered shareholder of the Company and unable to attend the Meeting in person, please complete, date and sign the accompanying form of proxy and deposit it with the Company’s transfer agent, Transfer Online, Inc., 512 SE Salmon Street, Portland, Oregon, U.S.A., 97214, at least 48 hours (excluding Saturdays, Sundays and holidays recognized in the Province of British Columbia) before the time and date of the Meeting or any adjournment or postponement thereof.

If you are a non-registered shareholder of the Company and received this Notice of Meeting and accompanying materials through a broker, a financial institution, a participant, a trustee or administrator of a self-administered retirement savings plan, retirement income fund, education savings plan or other similar self-administered savings or investment plan registered under the Income Tax Act (Canada), or a nominee of any of the foregoing that holds your securities on your behalf (an “Intermediary”), please complete and return the materials in accordance with the instructions provided to you by your Intermediary.

DATED at Vancouver, British Columbia this 15th day of January, 2013

BY ORDER OF THE BOARD OF DIRECTORS OF ALTERRUS SYSTEMS INC.

/s/ Stephen Fane
Stephen Fane Chairman

PLEASE VOTE.  YOUR VOTE IS IMPORTANT.  WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE COMPLETE, SIGN AND DATE THE ENCLOSED PROXY FORM AND PROMPTLY RETURN IT IN THE ENVELOPE PROVIDED

ALTERRUS SYSTEMS INC.
(FORMERLY VALCENT PRODUCTS INC.)
120 Columbia Street
Vancouver, British Columbia
V6A 3Z8

MANAGEMENT INFORMATION CIRCULAR
January 15, 2013

INTRODUCTION

This management information circular (the “Information Circular”) accompanies the notice of annual and special meeting of the shareholders (the “Notice”) and is furnished to shareholders (each, a “Shareholder”) holding common shares (each, a “Share”) in the capital of Alterrus Systems Inc. (the “Company”) in connection with the solicitation by the management of the Company of proxies to be voted at the annual and special meeting of Shareholders (the “Meeting”) to be held at 10:00 a.m. (Vancouver time) on Wednesday, February 20, 2013, at the offices of the Company, located at 120 Columbia Street, Vancouver, British Columbia, or at any adjournment or postponement thereof.

Date and Currency

The date of this Information Circular is January 15, 2013.  Unless otherwise stated, all amounts herein are in Canadian dollars.

PROXIES

Management Solicitation

The solicitation of proxies by management of the Company will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by the directors, officers and employees of the Company.  The Company does not reimburse Shareholders, nominees or agents for costs incurred in obtaining from their principals authorization to execute forms of proxy, except that the Company has requested brokers and nominees who hold stock in their respective names to furnish this proxy material to their customers, and the Company will reimburse such brokers and nominees for their related out of pocket expenses.  No solicitation will be made by specifically engaged employees or soliciting agents.  The cost of solicitation will be borne by the Company.

No person has been authorized to give any information or to make any representation other than as contained in this Information Circular in connection with the solicitation of proxies. If given or made, such information or representations must not be relied upon as having been authorized by the Company.  The delivery of this Information Circular shall not create, under any circumstances, any implication that there has been no change in the information set forth herein since the date of this Information Circular.  This Information Circular does not constitute the solicitation of a proxy by anyone in any jurisdiction in which such solicitation is not authorized, or in which the person making such solicitation is not qualified to do so, or to anyone to whom it is unlawful to make such an offer of solicitation.

Appointment of Proxy

Registered Shareholders are entitled to vote at the Meeting.  A Shareholder is entitled to one vote for each Share that such Shareholder holds on the record date of January 15, 2013 (the “Record Date”) on the resolutions to be voted upon at the Meeting, and any other matter to come before the Meeting.

The persons named as proxyholders (the “Designated Persons”) in the enclosed form of proxy are directors and/or officers of the Company.

A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON OR COMPANY (WHO NEED NOT BE A SHAREHOLDER) OTHER THAN THE DESIGNATED PERSONS NAMED IN THE ENCLOSED FORM OF PROXY TO ATTEND AND ACT FOR OR ON BEHALF OF THAT SHAREHOLDER AT THE MEETING.

A SHAREHOLDER MAY EXERCISE THIS RIGHT BY STRIKING OUT THE PRINTED NAMES OF THE DESIGNATED PERSONS AND INSERTING THE NAME OF SUCH OTHER PERSON AND, IF DESIRED, AN ALTERNATE TO SUCH PERSON, IN THE BLANK SPACE PROVIDED ON THE FORM OF PROXY.  SUCH SHAREHOLDER SHOULD NOTIFY THE NOMINEE OF THE APPOINTMENT, OBTAIN THE NOMINEE’S CONSENT TO ACT AS PROXY AND SHOULD PROVIDE INSTRUCTION TO THE NOMINEE ON HOW THE SHAREHOLDER’S SHARES SHOULD BE VOTED.  THE NOMINEE SHOULD BRING PERSONAL IDENTIFICATION TO THE MEETING.

In order to be voted, the completed form of proxy must be received by the Company’s registrar and transfer agent, Transfer Online, Inc., 512 SE Salmon Street, Portland, Oregon, U.S.A., 97214, by mail or fax, at least 48 hours (excluding Saturdays, Sundays and holidays recognized in the Province of British Columbia) prior to the scheduled time of the Meeting, or any adjournment or postponement thereof.

A proxy may not be valid unless it is dated and signed by the Shareholder who is giving it or by that Shareholder’s attorney-in-fact duly authorized by that Shareholder in writing or, in the case of a corporation, dated and executed by a duly authorized officer or attorney-in-fact for the corporation.  If a form of proxy is executed by an attorney-in-fact for an individual Shareholder or joint Shareholders, or by an officer or attorney-in-fact for a corporate Shareholder, the instrument so empowering the officer or attorney-in-fact, as the case may be, or a notarially certified copy thereof, must accompany the form of proxy.

Revocation of Proxies

A Shareholder who has given a proxy may revoke it at any time before it is exercised by an instrument in writing: (a) executed by that Shareholder or by that Shareholder’s attorney-in-fact, authorized in writing, or, where the Shareholder is a corporation, by a duly authorized officer of, or attorney-in-fact for, the corporation; and (b) delivered either: (i) to the Company at the address set forth above, at any time up to and including the last business day preceding the day of the Meeting or, if adjourned or postponed, any reconvening thereof, or (ii) to the Chairman of the Meeting prior to the vote on matters covered by the proxy on the day of the Meeting or, if adjourned or postponed, any reconvening thereof, or (iii) in any other manner provided by law.

Also, a proxy will automatically be revoked by either: (i) attendance at the Meeting and participation in a poll (ballot) by a Shareholder, or (ii) submission of a subsequent proxy in accordance with the foregoing procedures.  A revocation of a proxy does not affect any matter on which a vote has been taken prior to any such revocation.

Voting of Shares and Proxies and Exercise of Discretion by Designated Persons

A Shareholder may indicate the manner in which the Designated Persons are to vote with respect to a matter to be voted upon at the Meeting by marking the appropriate space.  If the instructions as to voting indicated in the proxy are certain, the Shares represented by the proxy will be voted or withheld from voting in accordance with the instructions given in the proxy.  If the Shareholder specifies a choice in the proxy with respect to a matter to be acted upon, then the Shares represented will be voted or withheld from the vote on that matter accordingly.  The Shares represented by a proxy will be voted or withheld from voting in accordance with the instructions of the Shareholder on any ballot that may be called for and if the Shareholder specifies a choice with respect to any matter to be acted upon, the Shares will be voted accordingly.

IF NO CHOICE IS SPECIFIED IN THE PROXY WITH RESPECT TO A MATTER TO BE ACTED UPON, THE PROXY CONFERS DISCRETIONARY AUTHORITY WITH RESPECT TO THAT MATTER UPON THE DESIGNATED PERSONS NAMED IN THE FORM OF PROXY.  IT IS INTENDED THAT THE DESIGNATED PERSONS WILL VOTE THE SHARES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED IN THE PROXY AND FOR THE NOMINEES OF THE COMPANY’S BOARD OF DIRECTORS (THE “BOARD”) FOR DIRECTORS AND AUDITOR.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to other matters which may properly come before the Meeting, including any amendments or variations to any matters identified in the Notice, and with respect to other matters which may properly come before the Meeting.  At the date of this Information Circular, management of the Company is not aware of any such amendments, variations, or other matters to come before the Meeting.

In the case of abstentions from, or withholding of, the voting of the Shares on any matter, the Shares that are the subject of the abstention or withholding will be counted for determination of a quorum, but will not be counted as affirmative or negative on the matter to be voted upon.

ADVICE TO BENEFICIAL HOLDERS

The information set out in this section is of significant importance to those Shareholders who do not hold Shares in their own name.  Shareholders who do not hold their Shares in their own name (referred to in this Information Circular as “Beneficial Shareholders”) should note that only proxies deposited by Shareholders whose names appear on the records of the Company as the registered holders of Shares can be recognized and acted upon at the Meeting.  If Shares are listed in an account statement provided by a broker, then in almost all cases those Shares will not be registered in the Beneficial Shareholder’s name on the records of the Company.  Such Shares will more likely be registered under the names of the Beneficial Shareholder’s broker or an agent of that broker.  In the United States, the vast majority of such Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms).  Beneficial Shareholders should ensure that instructions respecting the voting of their Shares are communicated to the appropriate person well in advance of the Meeting.

The Company does not have access to names of Beneficial Shareholders.  Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of Shareholders’ meetings.  Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Shares are voted at the Meeting.  The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is similar to the Form of Proxy provided to registered Shareholders by the Company.  However, its purpose is limited to instructing the registered Shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder.  The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”) in the United States and in Canada.  Broadridge typically prepares a special voting instruction form, mails this form to the Beneficial Shareholders and asks for appropriate instructions regarding the voting of Shares to be voted at the Meeting.  Beneficial Shareholders are requested to complete and return the voting instructions to Broadridge by mail or facsimile.  Alternatively, Beneficial Shareholders can call a toll-free number and access Broadridge’s dedicated voting website (each as noted on the voting instruction form) to deliver their voting instructions and to vote the Shares held by them.  Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Shares to be represented at the Meeting.  A Beneficial Shareholder receiving a Broadridge voting instruction form cannot use that form as a proxy to vote Shares directly at the Meeting. The voting instruction form must be returned to Broadridge well in advance of the Meeting in order to have its Shares voted at the Meeting.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Shares registered in the name of his broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered Shareholder and vote the Shares in that capacity.  Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their Shares as proxyholder for the registered Shareholder should enter their own names in the blank space on the instrument of proxy provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

Alternatively, a Beneficial Shareholder may request in writing that his or her broker send to the Beneficial Shareholder a legal proxy which would enable the Beneficial Shareholder to attend at the Meeting and vote his or her Shares.

All references to Shareholders in this Information Circular are to registered Shareholders, unless specifically stated otherwise.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Company is authorized to issue an unlimited number of Shares without par value.  As at the Record Date (as defined herein), 96,016,003 Shares were issued and outstanding.  The Shares are entitled to be voted at the Meeting on the basis of one vote for each Share held.  The Company does not have any other class of voting securities.

The holders of Shares of record at the close of business on the Record Date, set by the directors of the Company to be January 15, 2013, are entitled to vote such Shares at the Meeting, except to the extent that: (i) such person transfers ownership of any of its Shares after the Record Date; (ii) the transferee of those Shares produces properly endorsed share certificates or otherwise establishes its ownership to the Shares; and (iii) the transferee makes a demand to the registrar and transfer agent of the Company, Transfer Online, Inc., not later than 10 days before the Meeting, that its name be included on the list of Shareholders entitled to vote at the Meeting, in which case the transferee shall be entitled to vote its Shares at the Meeting.

The Articles of the Company provide that at least two (2) Shareholders present in person or by proxy, representing in the aggregate not less than ten (10%) of the outstanding Shares entitled to vote at the Meeting constitute a quorum for the Meeting.

To the knowledge of the directors and executive officers of the Company, as of the date hereof, no person or company beneficially owns, or controls or directs, directly or indirectly, voting securities of the Company carrying 10% or more of the voting rights attached to any class of voting securities of the Company other than as set forth below:

Name of Shareholder	Number of Shares Owned	Percentage of Outstanding Shares(1)
Larry Thompson(2)	11,303,562(2)	11.77%
Note:
(1)
Based on 96,016,003 Shares issued and outstanding as of January 15, 2013. Unless otherwise indicated, the Company believes that all persons hold legal title and the Company has no knowledge of actual Share ownership.

(2)	All Shares are held directly.

PARTICULARS OF MATTERS TO BE ACTED UPON

To the knowledge of the Board, the only matters to be placed before the Meeting are those matters set forth in the accompanying Notice of Meeting relating to: (i) the receipt of the audited financial statements of the Company for the year ended March 31, 2012 together with the auditors’ report on those financial statements; (ii) set the number of directors to be elected at the Meeting at four (4); (iii) the election of directors until the next annual meeting of Shareholders; (iv) the appointment of auditors for the Company; (v) to consider and if thought advisable, to pass a special resolution amending the Company’s share structure by consolidating the Company’s issued and outstanding Shares on the basis of one (1) post-consolidated Share for each five (5) pre-consolidated Shares issued and outstanding; (vi) to consider the offset of a portion of the accumulated deficit against the outstanding share capital of the Company; (vii) amendments to the Articles of the Company to state that management may consider all stakeholders of the Company, and to transact such other business as may properly come before the Meeting.

I.           Receipt of Financial Statements

The directors will place before the Meeting the financial statements of the Company for the year ended March 31, 2012 together with the auditors' report thereon.

II.           Number of Directors

At the Meeting, Shareholders will be asked to pass an ordinary resolution to set the number of directors of the Company for the ensuing year at four (4). The number of directors will be approved if the affirmative vote of the majority of Shares present or represented by proxy at the Meeting and entitled to vote are voted in favour of setting the number of directors at four (4).

Management recommends the approval of the resolution to set the number of directors of the Company at four (4).

III.           Election of Directors

At present, the directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting, or until their successors are duly elected or appointed in accordance with the Company’s Articles or until such director’s earlier death, resignation or removal.  In the absence of instructions to the contrary, the enclosed form of proxy will be voted for the nominees listed in the form of proxy.  All of the nominees listed in the form of proxy are presently members of the Board.

Management of the Company proposes to nominate the persons named in the table below for election by the Shareholders as directors of the Company.  Information concerning such persons, as furnished by the individual nominees, is as follows:

Name, Province, Country of Residence, and Position(s) with the Company	Principal Occupation, Business, or Employment for Last Five Years	Periods during which Nominee has Served as a Director	Number of Shares Beneficially Owned, or Controlled or Directed, Directly or Indirectly(1)
Stephen K. Fane(2) British Columbia, Canada Executive Chair and Director	Mr. Fane was the Chief Executive Officer of the Company from December 2010 to July 2012. He became Executive Chair July 2012. Mr. Fane became a hydroponic greenhouse entrepreneur 25 years ago. From November 2009 until November 2010 Mr. Fane acted as a financial and operating consultant mainly within the greenhouse sector. Prior to this Mr. Fane was CEO of Hot House Growers Income Fund	December 16, 2010	6,500,000
Christopher Ng British Columbia, Canada Chief Executive Officer and Director	Mr. Ng has been the Chief Executive Officer since July 2012. For the period December 2010 to July 2012 he was the Chief Operating Officer of Alterrus. Prior to joining the Company Mr. Ng was the Chief Supply Chain Officer for LuLulemon Athelitica.	December 16, 2010	6,166,667
Ray Torresan(2) British Columbia, Canada Director
Mr. Torresan has been in the venture capital and public relation business for 25 years. He was an advisor with Institute B Development Corp and prior to that was President of Torresan TCI Communications.
		November 19, 2010	Nil
Naveen Aggarwal(2) Ontario, Canada Director	Mr. Aggarwal has been a technology consultant and Senior Vice- President, Sales and Marketing of Active Intelligence Corp. since 2007. Mr. Aggarwal has also been President of Interactive Technology Fund since 2006.	December 14, 2006	382,944

Note:

(1)
The information as to the number of Shares (being the only voting securities of the Company) beneficially owned, or controlled or directed, directly or indirectly, is as of January 15, 2013, and has been furnished to the Company by the respective nominees individually.

(2)	Proposed member of the Audit Committee of the Company.

The Company operates with a standing Audit Committee, currently consisting of Stephen K. Fane, as chairman, Ray Torresan and Naveen Aggarwal.

The directors and officers of the Company, as a group, control 13,049,611 Shares representing approximately 13.59% of the outstanding Shares, before giving effect to the exercise of any outstanding stock options or other rights.

Management recommends the approval of each of the nominees listed above for election as directors of the Company for the ensuing year.

Management does not contemplate that any of its nominees will be unable to serve as directors.  If any vacancies occur in the slate of nominees listed above before the Meeting, then the Designated Persons intend to exercise discretionary authority to vote the Shares represented by proxy for the election of any other persons as directors.

Cease Trade Orders

To the best of management’s knowledge, no proposed director of the Company is, as at the date of this Information Circular, or has been, within 10 years before the date of this Information Circular, a director, chief executive officer or chief financial officer of any company that:

(a)
was subject to (i) a cease trade order; (ii) an order similar to a cease trade order; or (iii) an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)
was subject to (i) a cease trade order; (ii) an order similar to a cease trade order; or (iii) an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

While Stephen K. Fane, Christopher Ng, Ray Torresan, and Naveen Aggarwal were officers or directors of the Company, the Company received a cease trade order (the “2011 CTO”) from the British Columbia Securities Commission (“BCSC”) dated August 10, 2011 under Section 164 of the B.C. Securities Act, for a failure to file comparative annual financial statements for its financial year ended March 31, 2011, a Form 51-102F1 Management's Discussion and Analysis for the period ended March 31, 2011, and a Form 51-102F2 Annual Information Form for the year ended March 31, 2011. The BCSC revoked the 2011 CTO on October 3, 2011.

While Naveen Aggarwal was a director of the Company, the Company received a cease trade order (the “2009 CTO”) from the BCSC dated August 21, 2009 under Section 164 of the B.C. Securities Act, for a failure to file comparative annual financial statements for its financial year ended March 31, 2009, a Form 51-102F1 Management's Discussion and Analysis for the period ended March 31, 2009, and a Form 51-102F2 Annual Information Form for the year ended March 31, 2009. The BCSC revoked the 2009 CTO on October 16, 2009.

Bankruptcies

To the best of management’s knowledge, no proposed director of the Company is, as at the date of this Information Circular, or has been within 10 years before the date of this Information Circular, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

To the best of management’s knowledge, no proposed director of the Company has, within 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Penalties or Sanctions

To the best of management’s knowledge, no proposed director of the Company has been subject to:

(a)
any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that are likely to be considered important to a reasonable shareholder in deciding whether to vote for a proposed director.

EXECUTIVE COMPENSATION

All amounts are stated in United States dollars unless otherwise noted.

The Form 51-102F6 Statement of Executive Compensation defines “Named Executive Officers” as the Chief Executive Officer, the Chief Financial Officer and each of the Company’s three most highly compensated executive officers other than the Chief Executive Officer and Chief Financial Officer, whose total compensation in the financial year ended March 31, 2012 was more than $150,000.

During the financial year ended March 31, 2012, the Named Executive Officers were Stephen K. Fane, Chief Executive Officer, Christopher Ng, Chief Operating Officer and John N. Hamilton, Chief Financial Officer.

Compensation Discussion and Analysis

The Company’s executive compensation program is comprised of the following components: base salary, incentive bonus plan and stock options. Together, these components support the Company’s long-term growth strategy and the following objectives:

•	to align executive compensation with Shareholders' interests;

•	to attract and retain highly qualified management; and

•	to focus performance by linking incentive compensation to the achievement of business objectives and financial results.

Base salary is compensation for discharging job responsibilities and reflects the level of skills and capabilities demonstrated by the executive.  Annual salary adjustments take into account the market value of the role and the executive's demonstration of capability during the year.  Base salaries for all employees of the Company are established for each position through comparative salary surveys of similar type and size corporations.

Incentive bonuses, in the form of cash payments, are designed to add a variable component of compensation based on corporate and individual performance for executive officers and employees.  There were no bonuses paid to executive officers and employees during the fiscal year ended March 31, 2012.

The Company’s stock option plan is designed to provide an incentive to the optionees to achieve the longer-term objectives of the Company.

The Company has not retained a compensation consultant or advisor to assist the Board in determining compensation for any of the Company’s directors or officers. Given the Company’s current stage of development, the Company has not considered the implications of the risks associated with the Company’s compensation practices. The Company has also not adopted any policies with respect to whether NEOs and directors are permitted to purchase financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director.

Risk Management Disclosure

The Board has reviewed the elements of compensation of the Company to identify any risks arising from the Company's compensation policies and practices that could reasonably be expected to have a material adverse effect on the Company as well as the practices used to mitigate any such risks. The Board concluded that the compensation program and policies of the Company did not encourage its executives to take inappropriate or excessive risks. This assessment was based on a number of considerations, including, without limitation, the following: (i) the Company's compensation policies and practices are generally uniform throughout the organization; (ii) in exercising its discretion under its compensation policies the Board reviews individual and corporate performance taking into account the long-term interests of the Company; and (iii) the results of annual assessments of executives' goals, objectives and performance are reviewed and considered in awarding compensation.

Restrictions on Purchase of Financial Instruments

Although the Company has not adopted a formal policy forbidding an NEO or director from purchasing financial instruments that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director, the Company is not aware of any NEO or director having entered into this type of transaction.

Compensation Governance

The Board has not adopted any specific policies or practices to determine the compensation for the Company’s directors and officers, other than as disclosed above.  Given the Company’s current stage of development, the Company has not established a compensation committee.

Option-Based Awards

Stock options are granted to provide an incentive to the directors, officers, employees and consultants of the Company to achieve the longer-term objectives of the Company; to give suitable recognition to the ability and industry of such persons who contribute materially to the success of the Company; and to attract and retain persons of experience and ability, by providing them with the opportunity to acquire an increased proprietary interest in the Company. The Company awards stock options to its executive officers based upon the recommendation of the Board. Previous grants of incentive stock options are taken into account when considering new grants.

Implementation of a new incentive stock option plan and amendments to the existing stock option plan are the responsibility of the Board.

Summary Compensation Table

The following table sets forth the total compensation paid to or earned by the Named Executive Officers during the financial period ended March 31, 2012:

Name and Principal Position	Year Ended Mar 31	Salary ($)	Share- Based Awards(2) ($)	Option-Based Awards(3) ($)	Non-Equity Incentive Plan Compensation(1) ($)		Pension Value ($)	All Other Compen- sation($)	Total Compensation ($)
					Annual Incentive Plans	Long-Term Incentive Plans
Stephen K. Fane Chief Executive Officer	2012 2011 2010	$336,338(4) $49,250(4) nil	nil $654,285 nil	nil $113,200 nil	nil nil nil	nil nil nil	nil nil nil	nil nil nil	$336,338 $816,735 nil
Christopher Ng Chief Operating Officer	2012 2011 2010	$176,402(4) $49,250(4) nil	nil $654,285 nil	nil $113,200 nil	nil nil nil	nil nil nil	nil nil nil	nil nil nil	$176,402 $816,735 nil
John N. Hamilton Chief Financial Officer	2012 2011 2010	$120,840 $54,175 nil	nil nil nil	nil $22,980 nil	nil nil nil	nil nil nil	nil nil nil	nil nil nil	nil $77,155 nil
Notes:

1.	“Non-equity Incentive Plan Compensation” includes all compensation under an incentive plan or portion of an incentive plan that is not an equity incentive plan.

2.
“Share-based Awards” means an award under an equity incentive plan of equity-based instruments that do not have option-like features, including, for greater certainty, Shares, restricted shares, restricted share units, deferred share units, phantom shares, phantom share units, common share equivalent units, and stock.

3.
“Option-based Awards” means an award under an equity incentive plan of options, including, for greater certainty, share options, share appreciation rights, and similar instruments that have option-like features. The value of these options in 2011 is estimated using the Black-Scholes option pricing model with the following assumptions: Share price of $0.15, risk free interest rate of 2.0%, expected stock price volatility of 100%, expected dividend yield of nil and expected term of five years.

4.	Amounts indicated have been accrued but not paid.

Incentive Plan Awards

Stock Option Plan

During 2006, the Company implemented a stock option plan (the “Plan”), which was approved by the Board on December 14, 2006.

In general, the Board may from time to time, in its discretion, grant to directors, officers, employees, consultants and other personnel of the Company and its subsidiaries or affiliates of the Company, stock options (the “Options”) to purchase Shares.  The Plan reserves 20% of the issued and outstanding Shares which Options and bonuses may be granted under the U.S. incentive portion of the Plan to a maximum of 17% of the Company’s issued and outstanding Shares to qualifying persons.  Any new Options granted under the Plan may be subject to such vesting provisions as determined by the Board.  A recipient shall be eligible to receive more than one grant of Options or bonus during the term of the Plan.  The price of an Option shall not be less than 100% of the fair market value per Share on the date of the grant of the Option.

Any Option granted under the Plan to a person owning more than 10% of the total combined voting power of the Shares shall be at a price of no less than 110% of the fair market value per Share on the date of grant of the Option.  Any non-qualified Option granted under the Plan shall be at a price of no less than 80% of the fair market value per Share on the date of grant of the non-qualified stock option.

The exercise period of any Option shall not exceed ten (10) years from the date of grant of the Option, however, Options granted to a person owning more than 10% of the total combined voting power of the Shares shall be for no more than five (5) years.  The Board shall have the authority to accelerate or extend the exercisability of any outstanding Option at such time and under such circumstances as they, in their sole discretion, deem appropriate.  In any event, no exercise period may be so extended to increase the term of the Option beyond ten (10) years from the date of grant. Unless otherwise determined by the Board, if a person ceases to be an employee, officer, director or consultant (other than by reason of death disability or retirement) the options will terminate three months following the date of departure. If the termination is a result of death, disability or retirement the termination date of the options will be, at any time one year after such event

A copy of the Plan will be available for review at the Meeting.  Shareholders can also obtain a copy of the Plan by visiting SEDAR at www.sedar.com or contacting the registered office of the Company during regular business hours.

Outstanding Share-Based and Option Awards

The following table sets forth the options granted to the Named Executive Officers to purchase or acquire securities of the Company outstanding at the end of the financial year ended March 31, 2012.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(1) ($)	Number of shares or units of shares that have not vested (#)	Market or Payout value of share-based awards that have not vested ($)	Market or payout value of vested share based awards not paid out or distributed ($)
Stephen K. Fane	1,000,000	$0.15	February 18, 2016	nil	N/A	N/A	N/A

Christopher Ng	1,000,000	$0.15	February 18, 2016	nil	N/A	N/A	N/A

John N. Hamilton	300,000	$0.10	November 15, 2018	$15,000	N/A	N/A	N/A

Chris Bradford	1,000,000	$0.15	May 12, 2014	nil	N/A	N/A	N/A

Note:

(1)
Calculated based on the difference between the closing price of the Shares on March 31, 2012, the last day on which the Shares traded during the 2012 financial year of $0.15, and the respective exercise prices of the Options.

Incentive Plan Awards - Value Vested or Earned during the Year

The following table sets forth the value vested or earned during the year of option-based awards, share-based awards and non-equity incentive plan compensation paid to Named Executive Officers during the financial year ended March 31, 2012.

Name	Option-based awards - Value vested during the year(1) ($)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Stephen K. Fane	Nil	Nil	Nil

Christopher Ng	Nil	Nil	Nil

John N. Hamilton	Nil	Nil	Nil

Pension Plan Benefits

The Company does not have a pension plan that provides for payments or benefits to the NEOs at, following, or in connection with retirement.

Defined Benefits Plans

The Company does not have a pension plan that provides for payments or benefits at, following, or in connection with retirement, excluding defined contribution plans.

Defined Contribution Plans

The Company does not have a pension plan that provides for payments or benefits at, following or in connection with retirement, excluding defined benefit plans.

Deferred Compensation Plans

The Company does not have any deferred compensation plan with respect to any NEO.

Termination and Change of Control of Benefits

The Named Executive Officers do not have employment agreements with the Company nor any type of arrangement that would result in payment to such officer in the event of their respective resignation, retirement or termination of employment.  In addition, the Named Executive Officers would not receive payment of any kind as a result of a change of control of the Company. It is anticipated that employment agreements will be entered into in 2013 and will be subject to Board approval.

Director Compensation

Director Compensation Table

The following table sets forth the value of all compensation provided to directors, not including those directors who are also Named Executive Officers, for the Company during the financial year ended March 31, 2012.

Name	Fees earned ($)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other Compensation ($)	Total ($)

Ray Torresan	Nil	Nil	Nil	Nil	Nil	$4,867(1)	$4,867

Naveen Aggarwal	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Note:

1.	Advisory services provided.

Outstanding Share-Based and Option Based Awards

The following table sets forth the options granted to the directors of the Company, not including those directors who are also Named Executive Officers, to purchase or acquire securities of the Company outstanding at the end of the financial year ended March 31, 2012.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(1) ($)	Number of shares or units of shares that have not vested (#)	Market or Payout value of share-based awards that have not vested ($)	Market or payout value of vested share based awards not paid out or distributed ($)
Ray Torresan	1,500,000	$0.15	July 6, 2016	nil	N/A	N/A	N/A
Naveen Aggarwal	500,000	$0.25	June 1, 2018	nil	N/A	N/A	N/A

Notes:

(1)
Calculated based on the difference between the closing price of the Shares on March 31, 2012, the last day on which the Shares traded during the 2012 financial year of $0.15, and the respective exercise prices of the Options.

Incentive Plan Awards - Value Vested or Earned during the Year

The following table sets forth the value vested or earned during the year of option-based awards, share-based awards and non-equity incentive plan compensation paid to directors of the Company, not including those directors who are also Named Executive Officers, during the financial year ended March 31, 2012.

Name	Option-based awards - Value vested during the year(1) ($)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Ray Torresan	N/A	N/A	N/A
Naveen Aggarwal	N/A	N/A	N/A

Note:

(1)	Represents the aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth the information pertaining to the Company’s Stock Option Plan as at March 31, 2012:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance, under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	9,373,019	$0.17	9,830,181

Equity compensation plans not approved by securityholders	N/A	N/A	N/A

Total	9,373,019		9,830,181

INDEBTEDNESS OF DIRECTORS AND OFFICERS

No current or former executive officer, director or employee of the Company or of any of its subsidiaries is, or at any time since the beginning of the most recently completed financial year has been, indebted:  (i) to the Company or any of its subsidiaries; or (ii) to another entity, where the indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL CONTRACTS

The management of the Company is not aware of any material interest, direct or indirect, of any informed person or proposed director of the Company or any associate or affiliate of any such persons in any transaction since the commencement of the financial year ended March 31, 2012 or in any proposed transaction, which has materially affected or would materially affect the Company or any of its subsidiaries.

For the purposes of this Information Circular, an “informed person” means (i) a director or officer of the Company, (ii) a director or officer of a person or company that is itself an informed person, or (iii) any person or company who beneficially owns, directly or indirectly, and/or exercises control or direction over voting securities of the Company carrying more than 10% of the voting rights attaching to all outstanding voting securities of the Company.

MANAGEMENT CONTRACTS

Management functions of the Company are performed by the directors and executive officers of the Company and are not to any substantial degree performed by any other person.  The Company does not currently have in place any employment agreements or contracts between the Company, nor any affiliate thereof and its Named Executive Officers.

CORPORATE GOVERNANCE DISCLOSURE

General

The Board believes that good corporate governance improves corporate performance and benefits all Shareholders.  The Canadian Securities Administrators (the “CSA”) have adopted National Policy 58-201 Corporate Governance Guidelines, which provides non-prescriptive guidelines on corporate governance practices for reporting issuers such as the Company.  In addition, the CSA have implemented National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”), which prescribes certain disclosure by the Company of its corporate governance practices.  This disclosure is presented below.

Board of Directors

The Board is comprised of four (4) directors, of who two (2) are independent for the purposes of NI 58-101 and two (2) are not independent.

The following directors are considered independent for the purposes of 58-101 in that they do not have a direct or indirect material relationship with the Company or one which could, in the view of the Board, be reasonably expected to interfere with the exercise of a member's independent judgment:

•	Ray Torresan

•	Naveen Aggarwal

The following directors are not independent:

•	Stephen K. Fane

•	Christopher Ng

Stephen K. Fane and Christopher Ng are not considered independent under NI 58-101 as they are both executive officers of the Company.

Directorships

The following directors hold directorships in other reporting issuers (or the equivalent) in jurisdictions in Canada or a foreign jurisdiction.

Name	Name of Reporting Issuer	Name of Exchange or Market
Stephen K. Fane	Leading Brands Inc.	NASDAQ

Orientation and Continuing Education of Board Members

New Board members are provided with full access to the Company’s records, including all publicly filed documents, technical reports, internal financial information, management & technical experts and consultants and a summary of significant securities disclosure obligations.  Board members are also encouraged to communicate with management, auditors and technical consultants to keep themselves current with industry trends & developments and changes in legislation as well as attend related industry seminars.  Board meetings are combined where necessary with presentations by the Company’s management to give the Board additional insight into the Company’s business. In addition, management of the Company makes itself available throughout the year for discussion with all Board members.

Measures to Encourage Ethical Business Conduct

The Board has found that the fiduciary duties placed on individual directors by the Company’s governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director’s participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

Nomination of Directors

The Board considers its size each year when it considers the number of directors to recommend to the Shareholders for election at the annual meeting of Shareholders, taking into account the number required to carry out the Board’s duties effectively and to maintain a diversity of view and experience. The Board does not have a nominating committee and these functions are currently performed by the Board as a whole. However, if there is a change in the number of directors required by the Company, this policy will be reviewed.

Determination of Compensation of Directors and Officers

Compensation is determined by the Board and is based on the compensation paid for directors and senior officers of companies of similar size and stage of development. The appropriate compensation reflects the need to provide incentive and compensation for time and effort expended by the directors and its management while taking into account the financial and other resources of the Company.

Other Board Committees

The Company has no other Board committees, other than an audit committee.

Assessments

The Board collectively conducts informal annual assessments of the Board’s effectiveness, its individual directors and its individual committees.

III.           Appointment of Auditors

BDO Canada LLP, Chartered Accountants (“BDO”), will be nominated at the Meeting for reappointment as auditors of the Company until the next annual general meeting of the Shareholders or until their successors are duly elected or appointed, at remuneration to be fixed by the Board.  BDO have been the auditors of the Company since 2010.

At the Meeting, Shareholders will be asked to vote for the appointment of BDO to serve as auditors of the Company to hold office until the next annual meeting of the Shareholders or until such firm is removed from office or resigns as provided by law, and to authorize the Board to fix the remuneration to be paid to the auditors.

Management recommends Shareholders vote for the appointment of BDO as the Company’s auditors for the Company’s fiscal year ending May 31, 2013 at remuneration to be fixed by the Board.

IV.           Share Consolidation

The Board has determined that it would be in the best interests of the Company for the Company to consolidate all of its issued and outstanding Shares (the “Consolidation”) on the basis of one (1) post-consolidation Share for five (5) pre-consolidation Shares.  At the Meeting, Shareholders will be asked to consider, and if thought advisable, to pass a special resolution (the “Consolidation Resolution”) (the full text of which is set out below) approving the Consolidation. The name of the Company will not be changed in conjunction with the Consolidation.

Reasons for the Consolidation

The Board believes that the Consolidation is necessary to facilitate future capital raising efforts.

Effects of the Consolidation

The Consolidation will result in Shareholders holding a smaller number of Shares; however, the Consolidation will not affect any Shareholder’s percentage ownership interest or voting rights in the Company, except to the extent that the Consolidation would otherwise result in any Shareholder owning a fractional Share. Any fractional Shares resulting from the Consolidation will be rounded up to the next whole Share if such fractional Share is equal to or greater than one-half of a Share and rounded down to the next whole Share if such fractional Share is less than one-half of a Share.

As at January 15, 2013, the total number of issued and outstanding Shares of the Company was 96,016,003.  After the Consolidation, the total number of issued and outstanding Shares is expected to be approximately 19,203,200 (subject to rounding as discussed above).

Each option, warrant, or other security of the Company convertible into pre-Consolidation Shares that have not been exercised or cancelled prior to the implementation of the Consolidation will be adjusted pursuant to the terms thereof on the basis of the same ratio as the Consolidation (i.e. the number of Shares issuable will decrease while the exercise price will increase).

Exchange of Share Certificates

If the Consolidation is approved by Shareholders, and implemented by the Board, Shareholders will be required to exchange their share certificates representing pre-Consolidation Shares for new share certificates representing post-Consolidation Shares.

Following a determination by the Board to implement the Consolidation, it is expected that the Transfer Agent will send a letter of transmittal to each Shareholder as soon as practicable after the implementation of the Consolidation. The letter of transmittal will contain instructions on how Shareholders can surrender their share certificates representing pre-Consolidation Shares to the Transfer Agent. The Transfer Agent will forward to each Shareholder who has sent in their share certificates representing pre-Consolidation Shares, along with such other documents as the Transfer Agent may require, a new share certificate representing the number of post-Consolidation Shares to which such Shareholder is entitled. No share certificates for fractional Shares will be issued.

Shareholders should not destroy any share certificate and should not submit any share certificate for a new share certificate until requested to do so.

Procedures for Implementing the Consolidation

If the Company’s Shareholders pass the Consolidation Resolution set forth below, the Board will have the authority, in its sole discretion, to determine whether or not to implement the Consolidation. If the Board decides to implement the Consolidation, the Consolidation will be effective on the date on which the Board determines to carry out the Consolidation.  The Company will cause letters of transmittal, as described above, to be mailed to the Shareholders.

Shareholder Approval

Under the British Columbia Business Corporations Act (“BCBCA”) and the articles of the Company, a share consolidation requires approval by a special resolution and, as such, the affirmative votes of not less than 2/3 of the Shares cast at the Meeting, in person or by proxy, are required in order for the Consolidation Resolution to be considered passed by the Shareholders.

Accordingly, Shareholders will be asked to vote on the following Consolidation Resolution, as a special resolution, at the Meeting, or any adjournment or postponement thereof:

“BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1
the Company’s authorized share structure and its Notice of Articles, if applicable, be altered by consolidating all of the Company’s issued and outstanding common shares at a consolidation ratio of one (1) post-consolidation common share for every five (5) pre-consolidation common shares (the “Consolidation”);

2.
any fractional shares resulting from the Consolidation be: (a) rounded up to the next whole share if such fractional share is equal to or greater than one-half of a share; and (b) rounded down to the next whole share if such fractional share is less than one-half of a share;

3.	the board of directors of the Company be and is hereby authorized, in its sole discretion, to determine whether or not, and when, to implement the Consolidation;

4.	subject to paragraph 5 below, the solicitors for the Company are authorized and directed to prepare and electronically file, if required, a Notice of Alteration with the Registrar of Companies;

5.	the Notice of Alteration, if required, shall not be filed with the Registrar of Companies unless and until this resolution has been deposited at the Company’s records office; and

6.
any one director or officer of the Company be and is hereby authorized for and on behalf of the Company to execute and deliver all such documents and instruments and take all such other actions as such director or officer may determine necessary or desirable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of such documents and instruments or the taking of such actions.”

Recommendation of the Board

The Board has reviewed and considered all material facts relating to the Consolidation which it has considered to be relevant to Shareholders. It is the unanimous recommendation of the Board that Shareholders vote for the Consolidation Resolution.

V.           Reduction of Stated Capital of Company

At the Meeting, the shareholders will be asked to consider and, if deemed advisable, to approve, with or without amendment, a special resolution to reduce the stated capital of the Shares by up to $45,505,858, with the actual amount to be determined at the sole discretion of the Board, without any payment or distribution to the shareholders of the Company (the “Reduction of Stated Capital Resolution”). As of September 30, 2012, the Company’s stated capital was $45,505,858. Hence, the Reduction of Stated Capital Resolution authorized the Board to reduce all of the Company’s stated capital.

Reasons for the Reduction of Stated Capital

Based on the Board’s assessment of the Company’s financial requirements and the value of its net realizable assets, the Board determined that the Company should reduce the stated capital account of the Shares in order to significantly reduce the accumulated deficit of the Company. The Board determined to ask the shareholders to approve a reduction of the stated capital account of the Shares by an amount to be determined at the sole discretion of the Board (the “Stated Capital Reduction”), which will be offset by a reduction in the deficit of an equal amount, with no change to total shareholder’s equity.

The Board believes that the Stated Capital Reduction may give the Board the necessary flexibility in managing the Company’s capital structure going forward and would result in the Company’s consolidated statements of financial position presenting a financial position which the Board and management of the Company believes is more indicative of the Company’s current situation.

Limitation on Reduction of Stated Capital

The BCBCA provides that a corporation may not reduce its stated capital by a special resolution of its shareholders if there are reasonable grounds for believing that the realizable value of the company's assets would, after the reduction, be less than the aggregate of its liabilities. Currently, the Company has a reasonable ground for believing that the realizable value of the company’s assets would be less than the aggregate of its liabilities. As such, the Company will either need to wait until the realizable value of the Company’s assets is greater than the aggregate of its liabilities or obtain a court order, as permitted by the BCBCA.

Certain Canadian Federal Income Tax Considerations

The following is a summary of the principal Canadian federal income tax considerations related to the proposed Stated Capital Reduction that are generally applicable to Shareholders who hold their Shares as capital property and deal at arm’s length with the Company and are not affiliated with the Company, all for the purposes of the Income Tax Act (Canada) (the “Tax Act”).

This summary is based on the current provisions of the Tax Act, the regulations to the Tax Act, and the current published administrative practices and assessing policies of the Canada Revenue Agency (publicly available prior to the date hereof). This summary also takes into account all proposed amendments to the Tax Act and regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof, and assumes that all proposed amendments will be enacted in the form proposed, although no assurances can be given in this regard.

This summary is not applicable to (i) a Shareholder that is a “financial institution”, as defined in the Tax Act for purposes of the mark-to-market rules, (ii) a Shareholder an interest in which would be a “tax shelter investment” as defined in the Tax Act, (iii) a Shareholder that is a “specified financial institution” as defined in the Tax Act or (iv) a Shareholder who makes or has made a functional currency reporting election pursuant to section 261 of the Tax Act. Any such Shareholder should consult its own tax advisor.

This  summary  is not  exhaustive  of all  Canadian  federal  income  tax  considerations  related  to the proposed Stated Capital Reduction, nor does it take into account any provincial or territorial tax laws of Canada or any tax laws of any jurisdiction  outside Canada. This summary is of a general nature only and is not, and is not intended to be, and should not be construed to be, legal or tax advice to any particular shareholder of the Company.  Each Shareholder should obtain advice from his, her or its own independent tax advisors with respect to his, her or its particular tax position as such consequences can vary depending upon the particular circumstances of each Shareholder.

The proposed Stated Capital Reduction will not result in any immediate Canadian income tax consequences to Shareholders. The proposed Stated Capital Reduction will not result in an actual or deemed dividend or result in a deemed disposition of Shares held by a Shareholder, nor will it affect the Shareholder's adjusted cost base (“ACB”) of the Shares for the purposes of the Tax Act.

The Stated Capital Reduction will, however, reduce the paid-up capital (“PUC”) of the Shares for purposes of the Tax Act by an amount equal to the reduction in stated capital. PUC is generally the aggregate of all of the amounts received by the Company upon issuance of its shares (by class) adjusted in certain circumstances in accordance with the Tax Act over the total outstanding number of shares of that class. PUC differs from the ACB of shares to any particular Shareholder as ACB is calculated based on the amount paid by each particular Shareholder to acquire shares of the Company, whether on issuance by the Company or through the marketplace.

A reduction of PUC without a distribution of assets to Shareholders will generally not have current Canadian tax consequences. However a reduction of PUC could result in increased future Canadian taxes depending on the nature of certain future transactions undertaken by the Company. The availability of PUC would allow for certain distributions to be made to Shareholders, for example a repurchase of Shares or a distribution of cash or Company assets, without the Shareholders being subject to tax. In the absence of PUC, such distributions from the Company would generally be characterized as a taxable dividend.

Shareholder Approval

Under the BCBCA and the articles of the Company, the Reduction of Stated Capital requires approval by a special resolution and, as such, the affirmative votes of not less than 2/3 of the Shares cast at the Meeting, in person or by proxy, are required in order for the Reduction of Stated Capital Resolution to be considered passed by the Shareholders.

Accordingly, Shareholders will be asked to vote on the following Reduction of Stated Capital Resolution, as a special resolution, at the Meeting, or any adjournment or postponement thereof:

“BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1
Subject to compliance with Section 74 (1.1) of the British Columbia Business Corporations Act, the board of directors of the Company, be and is hereby authorized to reduce the stated capital account maintained in respect of the common shares of the Company by up to $45,505,858, with the actual amount to be determined at the sole discretion of the board of directors of the Company; and;

2.
any one officer or any one director of the Company be, and each of them hereby is, authorized and empowered, acting for, in the name of and on behalf of the Company, to execute or to cause to be executed, under the seal of the Company or otherwise, and to deliver or to cause to be delivered, all such documents, all in such form and containing such terms and conditions, as any one of them shall consider necessary or desirable in connection with the foregoing and shall approve, such approval to be conclusively evidenced by the execution thereof by the Company, and to do or to cause to be done all such other acts and things as any one of them shall consider necessary or desirable in connection with the foregoing or in order to give effect to the intent of the foregoing paragraph of this special resolution.”

Recommendation of the Board

The Board has reviewed and considered all material facts relating to the Reduction of Stated Capital Resolution, which it has considered to be relevant to Shareholders. It is the unanimous recommendation of the Board that Shareholders vote for the Reduction of Stated Capital Resolution.

VI.           Amendments to the Charter Documents of the Company

At the Meeting, the shareholders will be asked to consider and, if deemed advisable, to approve, with or without amendment, a special resolution to amend the Company’s Articles (the “Article Amendment”) to require that the Company’s directors consider the interests of the Company’s shareholders, employees, suppliers, creditors and consumers, as well as the government and the environment into the decision-making of the Board (the “Article Amendment Resolution”).

In 2012, the Company began a process to become a certified B Corporation, which is also called a B Corp, by B Lab, a not-for-profit organization which certifies companies as B Corporations.  Certified B Corporations are a new type of company which use the power of business to solve social and environmental problems, which requires a company to: (i) meet comprehensive and transparent social and environmental performance standards; (ii) meet higher legal accountability standards; and (iii) build business constituency for public policies that support sustainable business.

In addition to B Corp certification, B Lab administers the GIIRS investment rating system, which assesses the social and environmental impact (but not the financial performance) of companies and funds using an approach analogous to Morningstar investment rankings or S&P credit risk ratings.

The officers of the Company believe that B Corporation provides the following business benefit to the Company:

·
B Corporation certification represents the most recognized and highly regarded standard of sustainable business certification, with leading brands such as Ben & Jerry’s, Method, and Patagonia amongst the 700+ companies carrying the label.

·	Use of the B Corp logo on the Company’s packaging will reinforce the Company’s value proposition and market positioning.

·	B Corporation certification has generated positive public relations for the Company already.

·	The B Corp community represents an attractive business network for the Company’s growth into other US and Canadian markets.

·	B Corp certification introduces the Company to the 53 Pioneer GIIRS-rated fund managers which collectively represent $1.9 billion in debt and equity capital.

In order to become a certified B Corporation the Company must amend its governing documents to require that the Company’s directors consider the interests of the Company’s shareholders, employees, suppliers, creditors and consumers, as well as the government and the environment into the decision-making of the Board.

Shareholder Approval

Under the BCBCA and the articles of the Company, the Article Amendment requires approval by a special resolution and, as such, the affirmative votes of not less than 2/3 of the Shares cast at the Meeting, in person or by proxy, are required in order for the Article Amendment Resolution to be considered passed by the Shareholders.

Accordingly, Shareholders will be asked to vote on the following Article Amendment Resolution, as a special resolution, at the Meeting, or any adjournment or postponement thereof:

“BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.	the following Section 25 be and is hereby added to the Articles of the Company as a new section:

“25.	Other Rules or Provisions

The directors shall, acting fairly and responsibly, consider the short-term and the long-term interests of the Company, including, but not limited to, the Company’s shareholders, employees, suppliers, creditors and consumers, as well as the government and the environment (the “Stakeholders”), and the community and society in which the Company operates, to inform their decisions.

In discharging his or her duties, and in determining what is in the best interests of the Company, each director may consider all of the Stakeholders and shall not be required to regard the interests of any particular Stakeholder as determinative.”

2
any one officer or any one director of the Company be, and each of them hereby is, authorized and empowered, acting for, in the name of and on behalf of the Company, to execute or to cause to be executed, under the seal of the Company or otherwise, and to deliver or to cause to be delivered, all such documents, all in such form and containing such terms and conditions, as any one of them shall consider necessary or desirable in connection with the foregoing and shall approve, such approval to be conclusively evidenced by the execution thereof by the Company, and to do or to cause to be done all such other acts and things as any one of them shall consider necessary or desirable in connection with the foregoing or in order to give effect to the intent of the foregoing paragraph of this special resolution.”

Recommendation of the Board

The Board has reviewed and considered all material facts relating to the Article Amendment Resolution which it has considered to be relevant to Shareholders. It is the unanimous recommendation of the Board that Shareholders vote for the Article Amendment Resolution.

AUDIT COMMITTEE

Audit Committee

The Audit Committee is currently comprised of three (3) individuals, all of whom are financially literate and two (2) of whom are independent directors.  The current members of the committee are Stephen K. Fane, Naveen Aggarwal and Ray Torresan.  Mr. Fane is not independent under National Instrument 52-110 Audit Committees (“NI 52-110”).  The full text of the Audit Committee Charter is attached as Schedule “A” hereto.

Relevant Education and Experience of Audit Committee Members

The following relevant education and experience of the members of the Audit Committee have been used in assessing their financial literacy:

Stephen K. Fane – has served on various public company boards of directors. Mr. Fane has over 40 years’ experience in the field of public company administration, governance, audit procedures and reporting requirements.

Naveen Aggarwal – has over 25 years of experience in a variety of technologies (hardware, software, and consulting services) and vertical markets (telecom, government, finance, retail) in the areas of development, sales, and marketing in senior management roles.

Ray Torresan – is an experienced venture capitalist and past president of Torresan TCI Communications, a Vancouver public relations company.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on the exemption in section 2.4 of NI 52-110 or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Pre-Approval Policies and Procedures

The Audit Committee is authorized by the Board to review the performance of the Company’s external auditors and approve in advance provision of services other than auditing and to consider the independence of the external auditors, including a review of the range of services provided in the context of all consulting services bought by the Company.

External Auditor Service Fees (By Category)

The following table provides information about the fees billed to the Company, respectively, for professional services rendered by BDO Canada LLP, Chartered Accountants, during fiscal 2012 and 2011 and were paid or estimated to be payable for services in the year indicated:

BDO CANADA LLP	2012 ($)	2011 ($)
Audit Fees(1)	91,225	97,000

Audit Related Fees(2)	-	-

Tax Fees(3)	20,900	-

All Other Fees(4)	6,832	30,000

Total	118,957	127,000

Notes:

(1)	Audit fees were for professional services rendered by the auditors for the audit of the Company’s annual consolidated financial statements for the subject year.
(2)
Audit-related are fees not included in audit fees that are billed by the auditor for assurance and related services that are reasonable related to the performance of the audit or review of the Company’s financial statements.

(3)
Tax fees are fees billed by the auditor for professional services rendered for tax compliance, tax advice and tax planning.
All other fees are fees billed by the auditor for products and services not included in the foregoing categories. The 2012 amount relates to IFRS transition services.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set forth in this Information Circular, the management of the Company is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any person who has been a director or executive officer at any time since the beginning of the Company’s last financial year or any proposed nominee for election as a director, or any associate or affiliate of any of the foregoing persons, in any matter to be acted upon at the Meeting other than the election of directors or the appointment of auditors.

ADDITIONAL INFORMATION

The contents and the sending of this Information Circular have been approved by the Board. Financial information is provided in the Company’s audited financial statements and accompanying management's discussion and analysis for the year ended March 31, 2012 (the “2012 Annual Documents”). The Annual Documents will be mailed to all Shareholders concurrently with this Information Circular.

Under NI 51-102 Continuous Disclosure Obligations, any person or company who wishes to receive annual and/or interim financial statements from the Company may deliver a written request for such material to the Company or the Company’s agent, together with a signed statement that the person or company is the owner of securities of the Company.  Shareholders who wish to receive annual and/or interim financial statements are encouraged to send the enclosed mail card, together with the completed form of proxy, in the addressed envelope provided, to the Company’s transfer agent, Transfer Online, Inc., 512 SE Salmon Street, Portland, Oregon, U.S.A., 97214.  The Company will maintain a supplemental mailing list of persons or companies wishing to receive annual and/or interim financial statements.

Additional information relating to the Company is available on the SEDAR website at www.sedar.com.

SCHEDULE “A”

ALTERRUS SYSTEMS INC.
(formerly Valcent Products Inc.)

Audit Committee Charter

The Audit Committee is a committee of the Board of Directors (the “Board”) to which the Board delegates its responsibility for oversight of the financial reporting process.

The Audit Committee shall assist the Board in fulfilling its responsibilities by:

•	Reviewing the financial reporting process in place to ensure the integrity of the Company financial statements;

•	Evaluating the independent auditor’s qualifications, performance and independence;

•	Enhance the independence of the independent auditor;

•	Assessing the processes relating to the determination and mitigation of risks and the maintenance of an effective control environment; and

•	Reviewing the processes to monitor compliance with laws and regulations.

The Audit Committee will provide an open avenue of communication among the independent auditor, financial and senior management of the Company and the Board. The Audit Committee has the sole authority to approve any non-audit engagement by the Company’s independent auditors and to approve all audit engagement fees and terms.

Duties and Responsibilities of the Audit Committee

1.	Financial Reporting

a.
Review, with management and the independent auditor, the Company’s annual financial statements, independent auditor reports, and disclosures under “Management’s Discussion and Analysis” before they are reviewed by the Board. Review interim financial information before it is released to the public. Review all public disclosure documents containing audited or unaudited financial information before release, including any prospectus, the annual report, the annual information form and management’s discussion and analysis.

b.
The Audit Committee Chair, as a representative of the Committee, shall consult directly with the independent auditor to obtain their comments with respect to interim reports including related “Management’s Discussion and Analysis” (as a result of their limited scope review of the interim reports).

c.
Conduct an investigation sufficient to provide reasonable grounds for believing that the financial statements and reports referred to in a. above are complete in all material respects and consistent with the information known to Committee members, and assess whether the financial statements reflect appropriate accounting principles.

	d.	Review with senior management of the Company and the independent auditor, management’s handling of any proposed audit adjustments identified by the independent auditors.

e.
Meet with the independent auditor to review the results of the annual audit, their judgments about the quality and appropriateness of the Company’s accounting principles, and any audit problems or difficulties and management’s response.

	f.	Review and resolve any significant disagreement among the Company’s management and the independent auditors in the financial reporting process.

	g.	Review the integrity of the Company’s internal and external financial reporting process, in consultation with the independent auditors.

h.
Consider, evaluate and recommend to the Board such changes as are appropriate to the Company’s auditing and accounting principles and practices as suggested by the independent auditors or the Company’s senior management.

i.
Review with independent auditors and the Company senior management the extent to which changes and improvements in financial and accounting practices, as approved by the Audit Committee, have been implemented.

2.	Independent Auditor

	a.	Approve the independent auditors’ proposed audit scope, approach and fees.

	b.	At least annually, obtain and review a report by the independent auditor describing:

	c.	the firm’s internal quality-control procedures; and

d.
any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues.

e.
Confirm the independence of the independent auditor by discussing and reviewing all significant relationships that the independent auditors have with the Company and obtaining their assertion of independence in accordance with professional standards.

	f.	Review the performance of the independent auditor.

	g.	Engage the Company’s independent auditor and present recommendations on the appointment or discharge of the independent auditor to the Board for presentation to the shareholders.

h.
Approve in advance of the Company’s final commitment all consulting arrangements and any other non-audit service with the Company’s independent auditors other than services related to limited scope reviews of interim reports and Canadian and US tax services.

	i.	Approve all audit fees and terms.

	j.	When there is to be a change in the auditor, review all issues relating to the change including any reportable events.

	k.	Review any engagements for non-audit services to be provided by the independent auditor’s firm or affiliates, together with estimated fees and consider the independence of the auditor.

3.	Risk Assessment and Risk Management

	a.	Discuss with Company management guidelines and policies governing the risk assessment and risk management processes.

	b.	Review with Company management, the independent auditors, significant risks and exposures. Review management’s plans and processes to minimize such risks, including insurance coverage.

	c.	Evaluate whether Company management is adequately communicating the importance of internal control to all relevant personnel.

	d.	Periodically privately consult with the independent auditor about internal controls and the completeness and accuracy of the Company’s financial statements.

	e.	Review whether the internal control recommendations made by the internal auditors and the independent auditor are being implemented by Company management and, if not, why not.

4.	Compliance with Relevant Laws and Regulations

a.
Periodically obtain updates from the Company’s senior management regarding procedures and processes to ensure compliance with applicable laws and regulations (including but not limited to, securities, tax and environmental matters).

Organization of the Audit Committee

The Audit Committee shall be comprised of a minimum of three Directors including a Committee Chair, the majority of which, in the opinion of the Board, are unrelated directors. Each member of the Committee shall have a working knowledge of basic finance and accounting practices. The Chair of the Committee must have accounting or related financial management experience. The members of the Committee and its Chair shall be appointed by the Board. Appointments shall be made in accordance with procedures established by the Governance Committee of the Board of Directors from time to time.

The Company will adequately fund the budget of the Audit Committee. The budget will include, at a minimum, payments to the independent auditors for audit services and, if necessary, other professionals retained by the Audit Committee from time to time.

The Committee shall meet at five times annually (for review of Q1, Q2 and Q3 interim reports as well as pre and post audit), or more frequently as circumstances dictate. On an annual basis, the Committee shall report to the Board on the Committee’s performance against its charter and the goals established annually by the Committee for itself.

Procedure Governing Errors or Misstatements in Financial Statements

In the event a director or an officer of the Company has reason to believe, after discussion with management, that a material error or misstatement exists in financial statements of the Company, that director or officer shall forthwith notify the Audit Committee and the auditor of the error or misstatement of which the director or officer becomes aware in a financial statement that the auditor or a former auditor has reported on.

If the auditor or a former auditor of the Company is notified or becomes aware of an error or misstatement in a financial statement on which the auditor or former auditor has reported, and if in the auditor’s or former auditor’s opinion the error or misstatement is material, the auditor or former auditor shall inform each director accordingly

When the Audit Committee or the Board is made aware of an error or misstatement in a financial statement the Board shall prepare and issue revised financial statements or otherwise inform the unit holders and file such revised financial statements as required.

Limitation on Audit Committee Members’ Duties

Nothing in this Charter is intended, or may be construed, to impose on any member of the Audit Committee a standard of care or diligence that is in any way more onerous or extensive than the standard required by law.

Alterrus Systems Inc.
120 Columbia Street
Vancouver, British
Columbia V6A 3Z8

INSTRUMENT OF PROXY

THIS PROXY IS SOLICITED BY THE MANAGEMENT OF THE CORPORATION AND WILL BE USED AT THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON WEDNESDAY, FEBRUARY 20TH, 2013

The undersigned holder (the "Shareholder") of common shares ("Common Shares") of Alterrus Systems Inc. (the "Corporation") hereby nominates, constitutes and appoints Stephen K. Fane, an officer and director of the Corporation, or failing him, Christopher Ng, an officer of the Corporation, or in the place and stead of the foregoing the true and lawful attorney and proxy of the undersigned to attend, act and vote in respect of all Common Shares represented by this Instrument of Proxy at the annual meeting (the "Meeting") of the Shareholders of the Corporation to be held on Wednesday, February 20th, 2013 at 10:00 a.m. (Vancouver time) at the offices of the Corporation, located at 120 Columbia Street, Vancouver, British Columbia, and at any adjournment thereof.

Transfer Online, Inc. is the transfer agent and registrar of the Corporation and will handle the Proxy ballots for the Meeting. All Shareholders have two voting options:

1.	VOTE BY MAIL: Mark, sign and date your proxy card and return it in the postage paid envelope we have provided.
2.	VOTE BY INTERNET: Go online at www.transferonline.comlproxy and cast your ballot electronically.
The Proxy ID is: [e)
Your Authorization Code is: [e)

Instructions for voting electronically:
1.	Go to www.transferonline.comlproxy
2.	Enter the Proxy ID and your Authorization Code
3.	Press Continue
4.	Make your selections
5.	Press Vote Now

The undersigned hereby instructs the said proxy to vote the Common Shares represented by this Instrument of Proxy in the following manner: (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

		For	Against	Withhold
1.	To fix the number of directors for the ensuing year at a maximum of six (6).			N/A
2.	To elect as Director, Stephen K. Fane		N/A
3.	To elect as Director, Christopher Ng		N/A
4.	To elect as Director, Naveen Aggarwal		N/A
5.	To elect as Director, Ray Torresan		N/A
6.	To appoint BDO as the company’s auditor for the year ending March 31, 2013 and to authorize the Board to set remuneration.		N/A

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7.
To approve the special resolution in the form included in the Information Circular accompanying this Instrument of Proxy, to affect a role back in the outstanding Common Shares of the company on the basis that every 5 Common Shares outstanding before the consolidation shall be consolidated into one (1) Common Share after the consolidation.

8.
To approve the special resolution in the form included in the management information circular accompanying this Notice, to offset a portion of the accumulated deficit against the outstanding share capital of the company, in an amount to be determined in conjunction with the company’s auditor, to more accurately reflect the current stage of development of the company.

9.
To approve the special resolution in the form included in the Information Circular accompanying this Instrument of Proxy authorizing the board to affect a change in the Articles of the Company to reflect the requirements of the B Corp Certification process.

This proxy is solicited on behalf of the Management of the Corporation and will be voted as directed in the space provided above or, if no direction is given, it will be voted FOR each resolution. The persons named in this Proxy are officers and/or directors of the Corporation. Each Shareholder has the right to appoint a person, who need not be a Shareholder, to attend and to act for him and on his behalf at the Meeting, other than the persons designated above. To exercise such rights, the names of the persons designated by Management to act should be crossed out and the name of the Shareholder's appointee should be legibly printed in the blank space provided.

(Signature of Shareholder)

(Name of Shareholder - Please Print)

Number of Common Shares represented by this proxy:

All Common Shares represented at the Meeting by properly executed proxies will be voted and, where a choice with respect to any matter to be acted upon has been specified in the Instrument of Proxy, the Common Shares represented by the proxy will be voted in accordance with such specifications. IN THE ABSENCE OF ANY SUCH SPECIFICATIONS, THE MANAGEMENT DESIGNEES, IF NAMED AS PROXY, WILL VOTE IN FAVOUR OF ALL THE MATTERS SET OUT HEREIN.

If the Shareholder is a corporation, the Instrument of Proxy must be under its corporate seal or under the hand of an officer duly authorized in that behalf.

Proxies, to be valid, must be deposited at the office of the Corporation's registrar and transfer agent, Transfer Online, Inc., 512 SE Salmon Street, Portland, Oregon, U.S.A., 97214, not less than 48 hours, excluding Saturdays, Sundays and statutory holidays in the Province of British Columbia, preceding the Meeting or an adjournment of the Meeting. Proxies may also be cast electronically through Transfer Online, Inc. at www.transferonline.com.

A blank space has been provided to date the Instrument of Proxy. If the Instrument of Proxy is undated, it will be deemed to bear the date on which it is mailed by the person making the solicitation.

A SHAREHOLDER HAS THE RIGHT TO DESIGNATE A PERSON (WHO NEED NOT BE A SHAREHOLDER OF THE COMPANY) OTHER THAN STEPHEN K. FANE AND CHRISTOPJER NG, THE MANAGEMENT DESIGNEES, TO ATTEND AND ACT FOR HIM OR HER AT THE MEETING. SUCH RIGHT MAY BE EXERCISED BY INSERTING IN THE BLANK SPACE PROVIDED ABOVE, THE NAME OF THE PERSON TO BE DESIGNATED AND DELETING THEREFROM, THE NAMES OF THE MANAGEMENT DESIGNEES, OR BY COMPLETION OF ANOTHER PROPER INSTRUMENT OF PROXY.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alterrus Systems Inc.

/s/ Dave Andru

Date: January 25, 2013